SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Amendment No. 2*

iPCS, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

44980Y305

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Investment Fund IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,284,467 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,284,467 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,284,467 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 7.6%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 71,884 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 71,884 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,884 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 0.4%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person OO

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person OO

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management IV, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person CO

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person PN

CUSIP No. 44980Y305

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 1,356,351 shares of Common Stock

	9	Sole Dispositive Power

	10	Shared Dispositive Power 1,356,351 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,356,351 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.0%

14	Type of Reporting Person OO

This Amendment No. 2 to Schedule 13D supplements and amends the Statement on Schedule 13D filed on March 24, 2006 by (a) Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF IV”), (b) Apollo Overseas Partners IV, L.P., a limited partnership registered in the Cayman Islands (“Overseas IV” and together with AIF IV, the “Apollo Funds”), (c) Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors IV”), and (d) Apollo Management IV, L.P., a Delaware limited partnership (“Management IV”), as amended and supplemented by Amendment No. 1 to Schedule 13D filed on May 18, 2007 by (i) AIF IV, (ii) Overseas IV, (iii) Advisors IV, (iv) Management IV, and (v) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), with respect to the common stock, par value $.01 per share (the “Common Stock”) of iPCS, Inc. (“iPCS” or the “Company”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on March 24, 2006, as amended.

Responses to each item of this Amendment No. 2 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.           Security and Issuer

Item 2.           Identity and Background

This Amendment No. 2 to Schedule 13D is filed on a voluntary basis by (i) AIF IV, (ii) Overseas IV, (iii) Advisors IV, (iv) Management IV, (v) Apollo Management, (vi) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (vii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), (viii) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Holdings GP”), (ix) Apollo Capital Management IV, Inc., a Delaware corporation (“Capital Management IV”), (x) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Apollo Principal”), and (xi) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Apollo Principal GP”).  The Apollo Funds, Advisors IV, Management IV, Apollo Management, Management GP, Management Holdings, Holdings GP, Capital Management IV, Apollo Principal and Apollo Principal GP are referred to herein collectively as the “Reporting Persons.”  The address of the principal office of each of the Reporting Persons is One Manhattanville Road, Suite 201, Purchase, New York 10577.

AIF IV and Overseas IV are principally engaged in the business of investing in securities.  Advisors IV is principally engaged in the business of providing advice regarding investments by and serving as the general partner of AIF IV and the managing partner of Overseas IV.  Management IV is principally engaged in the business of serving as the manager of each of the Apollo Funds.

In February 2007, as a result of a corporate reorganization of the Apollo management entities and the formation of Apollo Management, Apollo Management became the managing general partner of Management IV.  Apollo Management is principally engaged in the business of serving as the general partner of Management IV and the manager of other Apollo management entities.  Management GP is the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.  Management Holdings is the general partner of Management GP and is principally engaged in the business of serving as the general partner of Management GP and other Apollo management entities.  Holdings GP is the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Capital Management IV is the general partner of Advisors IV.  Capital Management IV is principally engaged in the business of serving as general partner to Advisors IV.  As a result of a corporate reorganization of the Apollo Advisor entities in July 2007, the sole stockholder of Capital

Management IV is Apollo Principal.  Apollo Principal is principally engaged in the business of serving as the sole stockholder of Capital Management IV and other Apollo Capital Management entities.  Apollo Principal GP is the general partner of Apollo Principal and is principally engaged in the business of serving as the general partner of Apollo Principal.

Attached as Appendix A to Item 2 is information concerning the executive officers and managers of Apollo Principal GP and Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Item 4.           Purpose of Transaction

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

The Reporting Persons believe that the filing of this Amendment No. 2 to Schedule 13D is not required pursuant to the Securities Exchange Act of 1934, as amended, or the regulations and rules promulgated thereunder. However, the Reporting Persons are filing this amendment on a voluntary basis solely to update the descriptions of the organization of the advisory and management entities affiliated with the Apollo Funds to reflect an internal corporate reorganization.

The shares of Common Stock shown as beneficially owned by Management IV and Advisors IV include the shares of Common Stock shown as beneficially owned by the Apollo Funds.  Capital Management IV, Apollo Principal and Apollo Principal GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by the Apollo Funds and Advisors IV.  Apollo Management, Management GP, Management Holdings and Holdings GP may also be deemed to beneficially own the shares of Common Stock shown as beneficially owned by each of the Apollo Funds and Management IV.

Each of the Reporting Persons disclaims beneficial ownership of the shares of the Company’s Common Stock reported as beneficially owned by any of the other Reporting Persons in excess of their pecuniary interests in such securities, if any, and the filing of this Amendment No. 2 to Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(a)                                  See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.  The percentage of the class beneficially owned by each Reporting Person is based on 16,983,269 shares of Common Stock of the Company outstanding, as reported by the Company in its Quarterly Report on Form 10-Q filed on May 11, 2009.

(b)                                 See the information contained on the cover pages to this Amendment No. 2 to Schedule 13D which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Common Stock of the Company within the last 60 days by the Reporting Persons.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.           Materials to Be Filed as Exhibits

Exhibit 1:                                                Joint Filing Agreement, dated May 29, 2009

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Date: May 29, 2009	APOLLO INVESTMENT FUND IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO OVERSEAS PARTNERS IV, L.P.

	By:	APOLLO ADVISORS IV, L.P.
Its Managing General Partner

		By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO ADVISORS IV, L.P.

	By:	APOLLO CAPITAL MANAGEMENT IV, INC.
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO MANAGEMENT IV, L.P.

	By:	APOLLO MANAGEMENT, L.P.
Its General Partner

		By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO MANAGEMENT, L.P.

	By:	APOLLO MANAGEMENT GP, LLC
Its General Partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO MANAGEMENT GP, LLC

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO MANAGEMENT HOLDINGS, L.P.

	By:	APOLLO MANAGEMENT HOLDINGS GP, LLC
Its General Partner

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date: May 29, 2009	APOLLO MANAGEMENT HOLDINGS GP, LLC

	By:		/s/ John J. Suydam
John J. Suydam
Vice President

Date: May 29, 2009	APOLLO CAPITAL MANAGEMENT IV, INC.

	By:		/s/ Laurie D. Medley
Laurie D. Medley
Vice President

Date: May 29, 2009	APOLLO PRINCIPAL HOLDINGS I, L.P.

	By:	APOLLO PRINCIPAL HOLDINGS I GP, LLC
Its General Partner

		By:	/s/ John J. Suydam
John J. Suydam
Vice President

Date: May 29, 2009	APOLLO PRINCIPAL HOLDINGS I GP, LLC

	By:		/s/ John J. Suydam
John J. Suydam
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers and managers of Holdings GP and Apollo Principal GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Amendment 2 to Schedule 13D to which this Appendix A relates.

The managers and principal executive officers of Holdings GP and Apollo Principal GP are Messrs. Leon D. Black, Joshua Harris and Marc Rowan.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers and managers of Holdings GP and Apollo Principal GP and other related investment managers.

The business address of each of Messrs. Black, Harris and Rowan is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaims beneficial ownership of the Common Stock reported as beneficially owned by the Reporting Persons.